Exhibit 99.1

Party A (Client): InnoSphere Tech Inc.

Party B (Contractor): [Name of Service Provider]

Party C: Prestige Wealth Inc. (Nasdaq: PWM)

Whereas:

●	Party A has signed the contract No. MGAI-2025-04001, hereinafter referred to as the (“Master Contract”) with Client to provide services for the construction of a privatized large model system.

●	Due to project needs, Party A intends to outsource part of the specialized technical work described herein to Party B, who possesses the relevant skills.

●	Party B has the necessary technical capabilities and experience and is willing to accept Party A’s commission to lead its team to complete the relevant work.

●	Party A desires to compensate Party B for its services hereunder through the issuance of Class A ordinary shares of its parent company, Party C, as detailed in Section 4.

After friendly negotiations, both parties (and Party C solely with respect to its obligations explicitly stated in Section 4) have reached the following agreement regarding the outsourcing cooperation:

1 Project Overview

1.1 Project Name: MGAI Privatization Large Model System Construction Project (Outsourcing Sections)

1.2 Project Content: Party B, upon Party A’s commission, will be responsible for the key technical tasks of the project, including large model training and optimization, knowledge base construction, system development and integration, etc., as detailed in the “Service Scope and Deliverables List” section of this agreement.

1.3 Project Duration: From the date of signing this agreement until March 31, 2026, or the completion and final, unconditional acceptance by the Client of the Master Contract project (whichever comes earlier), unless terminated earlier pursuant to the terms of this Agreement.

2 Service Scope and Deliverables List

Party B shall provide the following services to Party A:

2.1 Privatized Language Model Development and Optimization

2.1.1 Customization and fine-tuning of the enterprise-level Meta LLaMA3 open-source model.

2.1.2 Domain knowledge enhancement and task-specific optimization for the financial wealth management field.

2.1.3 Development of efficient and stable model inference services and interfaces.

2.1.4 Model deployment and performance optimization support.

2.1.5 Model security and compliance framework construction.

2.2 Enterprise Knowledge Base and Semantic Index System Development

2.2.1 Enterprise knowledge system planning and data requirement analysis.

2.2.2 Multi-source heterogeneous data collection and cleaning process construction.

2.2.3 Document structuring and standardized management.

2.2.4 Vector database construction and semantic indexing development.

2.2.5 Knowledge retrieval engine and semantic matching system development.

2.3 Intelligent Customer Service System and Department-level AI Agent Development

2.3.1 Development and customization of the intelligent customer service platform.

2.3.2 Development of professional AI Agents for different departments.

2.3.3 Natural language understanding and intent recognition modules.

2.3.4 Multi-turn conversation management and contextual memory functions.

2.3.5 Business process automation and task execution capabilities.

2.4 System Integration and Deployment Support

2.4.1 System architecture implementation and technical realization.

2.4.2 Standard API interface development and documentation preparation.

2.4.3 Integration and interfacing with the client’s existing business systems.

2.4.4 System deployment and environment configuration.

2.4.5 Performance testing and optimization.

2.5 Deliverables Format and Documentation: All deliverables shall be provided in a professional format mutually agreed upon or, in the absence of agreement, as reasonably specified by Party A, and shall include comprehensive technical documentation sufficient to allow Party A or a third party to understand, maintain, and further develop the deliverables.

3 Project Team Management

3.1 Party B’s Responsibilities

3.1.1 Party B, as the project leader, is fully responsible for the technical implementation, quality control, and delivery of the project;

3.1.2 Party B is responsible for assembling and managing a professional technical team (the “Project Team”) to ensure that team members have the required expertise and experience for the project;

3.1.3 Party B assumes full responsibility for the work quality and performance of its team members;

3.1.4 Party B shall ensure that team members comply with the confidentiality agreement and the relevant provisions of this agreement. Party B shall be liable for any breach of such obligations by its Project Team members.

3.2 Team Management

3.2.1 Party B may decide the composition and scale of the technical team based on the needs of the project, subject to providing Party A with a list of key personnel upon request and notifying Party A of any significant changes thereto.

3.2.2 Party B has the right to adjust the personnel configuration of the team according to the progress of the project;

3.2.3 Party B is responsible for the compensation distribution among its team members, which is unrelated to Party A. This Agreement does not create any employment or agency relationship between Party A or Party C and Party B or any of its Project Team members.

4 Compensation and Payment

4.1 Compensation

The total outsourcing fees for this project is USD 2,650,000.

4.2 Payment

The outsourcing fees under this agreement will be paid to the individuals/entities comprising Party B (or their designated beneficiaries, collectively the “Recipients”) in the form of shares issued by Party A’s parent company, Prestige Wealth Inc. (Nasdaq: PWM, or Party C). Since the payment is made in PWM’s Class A ordinary shares with restrictive legend, the share price will be calculated at 70% of the average price one week before the date of this agreement, or USD 0.265 per share, with a total of 10,000,000 shares of Class A ordinary shares (the “Consideration Issuance”).

4.3 Payment Schedule

4.3.1 Party A shall coordinate with Party C to issue the corresponding shares to each Recipients, allocated as specified in Appendix 2, within 5 business days after the signing of this agreement.

4.3.2 Each Recipient shall have the right to apply for removing the restrictive legend of the shares according to related rules, and Party C shall support.

4.3.3 Prior to the unrestricting of the shares held by each Recipient, if Party B’s outsourcing deliveries cannot meet Party A’s acceptance standards, Party C has the right to repurchase or coordinate with another party to acquire the shares from such Recipient at negotiated consideration.

4.4 Tax and Fees

The taxes and fees arising from the performance of this agreement shall be borne by both parties according to relevant laws and regulations. The individual income tax and other taxes incurred by Party B or Party B’s designated beneficiaries due to obtaining or disposing of the shares shall be borne by Party B or Party B’s designated beneficiary.

4.5 Consideration Issuance

In connection with the Consideration Issuance, Party B (including its designees receiving any Class A ordinary shares, as applicable) hereby represents and warrants to Party A, Party C, and covenants for the benefit of Party A, Party C as follows:

4.5.1 Party B is acquiring the Consideration Shares for its own account for investment purposes only and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state or foreign securities laws. Party B has such knowledge and experience in financial and business matters, including investment in non-listed and non-registered securities, that it is capable of evaluating the merits and risks of an investment in the Consideration Shares and is able to bear the economic risk of such investment, including a complete loss thereof. Party B recognizes the highly speculative nature of this investment.

4.5.2 Party B (a) has been furnished with or has had access to information Party B deems necessary to evaluate the investment in the Consideration Shares, which may include Party C’s filings with the U.S. Securities and Exchange Commission (the “SEC”) if applicable, and other relevant business and financial information; and (b) has had the opportunity to ask questions of, and receive answers from, representatives of Party A and Party C concerning the terms and conditions of this transaction and the business, financial condition, and prospects of Party C, and to obtain any additional information necessary to verify the accuracy of the information furnished or made available or to evaluate the investment merits.

4.5.3 Party B understands that the Consideration Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws, including the exemption provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering, and/or the exemption provided by Regulation S promulgated under the Securities Act for offers and sales made outside the United States. Party B understands that the Consideration Shares have not been registered under the Securities Act or any state or foreign securities laws based, in part, upon Party B’s representations herein. Party B acknowledges that the Consideration Shares have not been passed upon or reviewed by the SEC or any state or foreign securities regulatory authority.

4.5.4 Party B agrees that it will not sell, transfer or otherwise dispose of any of the Consideration Shares unless (a) they are registered under the Securities Act and applicable state and foreign securities laws, or (b) an exemption from such registration is available (such as Rule 144 promulgated under the Securities Act (“Rule 144”)). Party B acknowledges that it is familiar with Rule 144, and understands that such rule permits resales only under certain circumstances (including, without limitation, minimum holding periods). Party B understands that the Consideration Shares must be held indefinitely unless they are subsequently registered or an exemption is available, and that to the extent Rule 144 is not available or other exemptions do not apply, Party B may be unable to sell any Consideration Shares.

4.5.5 Party B acknowledges that the Consideration Shares were not offered or sold to Party B by Party A, Party C, or any agent thereof by means of any form of general or public solicitation or general advertising in the United States, or directed selling efforts (as defined in Regulation S) in the United States. This includes, but is not limited to, (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or any seminar or meeting whose attendees were invited by such methods, and (ii) any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Consideration Shares.

4.5.6 Regulation S Representations: Party B acquiring Consideration Shares pursuant to Regulation S represents and warrants that: (a) Party B is not a “U.S. person” (as defined in Rule 902 of Regulation S) and is acquiring the Consideration Shares in an “offshore transaction” (as defined in Rule 902 of Regulation S); or Party B is acquiring the Consideration Shares for the account or benefit of a person who is not a U.S. person and who is acquiring them in an offshore transaction, and Party B has the authority to make these representations on behalf of such person; (b) Party B agrees not to engage in hedging transactions with regard to the Consideration Shares unless in compliance with the Securities Act; and (c) Party B acknowledges and agrees to the offering restrictions applicable under Regulation S, including any applicable distribution compliance period during which the Consideration Shares may not be offered or sold to U.S. persons or for the account or benefit of U.S. persons, except pursuant to registration under the Securities Act or an available exemption therefrom.

4.5.7 Party B understands that the Consideration Shares are being offered and sold in reliance on a transactional exemption from the registration requirements of U.S. federal and state securities laws and that Party A and Party C are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Party B set forth herein in order to determine the applicability of such exemptions and the suitability of Party B to acquire the Consideration Shares. Party B agrees to promptly notify Party A and Party C if any of these representations or warranties become untrue prior to the issuance of the Consideration Shares.

4.5.8 Party B has consulted its own independent legal, tax, and financial advisors to the extent it deemed necessary regarding the investment in the Consideration Shares.

4.5.9 Party B acknowledges that the Consideration Shares will bear a legend substantially in the following form (and/or any other legends required by applicable law):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, MORTGAGED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, MORTGAGE, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT AND THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION COVERING SUCH SHARES OR (II) THE ISSUER OF THE SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, MORTGAGE, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT AND SUCH OTHER APPLICABLE LAWS. “

5 Work Method and Management

5.1 Work Location and Method

Party B may adopt a combination of onsite and remote work depending on the project needs. During key stages of the project, core members of Party B’s team must work onsite at the location specified by Party A.

5.2 Project Management

5.2.1 Party B, as the outsourcing party, must fully comply with Party A’s coordination and management;

5.2.2 Party B shall complete the work for each project phase according to the project plan and regularly submit project progress reports to Party A;

5.2.3 Party A has the right to supervise and inspect Party B’s work, and Party B shall actively cooperate;

5.2.4 Both parties shall hold weekly project meetings to discuss project progress, issues, and solutions.

5.3 Work Standards

The services provided by Party B shall meet the following standards:

5.3.1 Comply with the technical requirements and quality standards specified in the Main Contract;

5.3.2 Comply with relevant national laws, regulations, and industry standards;

5.3.3 Comply with the technical specifications and guidelines provided by Party A;

5.3.4 Meet the agreed performance, security, and reliability requirements.

6 Intellectual Property and Confidentiality

6.1 Intellectual Property Ownership

6.1.1 The intellectual property rights of all deliverables developed by Party B in this project (including but not limited to source code, documents, design plans, etc.) shall belong to Party A;

6.1.2 Party B shall ensure that Party A and the end client obtain legitimate usage rights for any proprietary intellectual property or third-party intellectual property used during the project development process;

6.1.3 Party B guarantees that the deliverables provided do not infringe upon any third party’s intellectual property rights.

6.2 Confidentiality Obligations

6.2.1 Party B shall maintain strict confidentiality with respect to Party A and Client’s trade secrets, technical information, customer information, etc., obtained during the course of the project;

6.2.2 Without Party A’s written permission, Party B shall not use any project-related information for purposes other than those stated in this agreement, nor disclose it to any third party;

6.2.3 Party B shall ensure that its team members comply with confidentiality obligations and sign confidentiality agreements with team members;

6.2.4 The confidentiality obligations under this agreement shall remain in effect for 5 years after the termination of the agreement.

7 Acceptance Standards and Process

7.1 Basic Acceptance Principles

The acceptance standards and process for this agreement shall align with the Main Contract. The services and deliverables provided by Party B must meet the acceptance standards stipulated in the Main Contract.

7.2 Phase-wise Acceptance

7.2.1 After each project phase is completed, Party B shall submit the phase results;

7.2.2 Party A shall complete the inspection and evaluation within 10 working days after receiving the deliverables;

7.2.3 Party A shall submit written evaluation comments to Party B;

7.2.4 Party B shall make necessary adjustments and modifications based on the evaluation comments.

7.3 Final Acceptance

7.3.1 After all project work is completed, Party B shall submit the final deliverables;

7.3.2 Party A shall organize relevant personnel for a comprehensive inspection and testing;

7.3.3 After successful acceptance, both parties shall sign the project acceptance report;

7.3.4 The final acceptance shall be subject to the acceptance of the Main Contract with Client.

8 Rights and Obligations

8.1 Party A’s Rights and Obligations

8.1.1 Party A has the right to supervise and inspect Party B’s work progress and quality;

8.1.2 Party A shall promptly provide Party B with the relevant materials and conditions necessary for performing this agreement;

8.1.3 Party A shall pay Party B the agreed remuneration as specified;

8.1.4 Party A shall cooperate with Party B in coordinating with Client.

8.2 Party B’s Rights and Obligations

8.2.1 Party B has the right to receive the agreed remuneration;

8.2.2 Party B shall complete the work as per the agreed standards and time;

8.2.3 Party B shall ensure the service quality meets the agreed standards;

8.2.4 Party B shall cooperate with Party A in coordinating with Client.

9 Breach of Contract Liability

9.1 Party A’s Breach of Contract Liability

9.1.1 If Party A fails to pay the remuneration as agreed, Party A shall pay a penalty of 0.05% of the overdue amount for each day of delay;

9.1.2 If Party A fails to provide necessary work conditions in a timely manner, resulting in a delay in Party B’s work, Party B shall not bear the corresponding delay responsibility.

9.2 Party B’s Breach of Contract Liability

9.2.1 If Party B fails to complete the work as per the agreed time and quality, Party B shall pay a penalty of 0.05% of the stage remuneration for each day of delay;

9.2.2 If the service quality provided by Party B does not meet the agreed standards, Party B shall make corrections free of charge; if the corrections fail to meet the requirements after two attempts, Party A has the right to request a reduction in the corresponding remuneration or terminate the agreement;

9.2.3 If Party B violates the confidentiality obligations, Party B shall compensate Party A for all losses caused by the breach.

10 Agreement Modification and Termination

10.1 Agreement Modification

10.1.1 Any modifications, additions, or changes to this agreement shall be made in writing and take effect after being signed or stamped by both parties;

10.1.2 If the content of the Main Contract changes and affects the performance of this agreement, the parties shall negotiate and adjust this agreement accordingly.

10.2 Agreement Termination

10.2.1 This agreement will automatically terminate after the project acceptance is completed and passed;

10.2.2 The agreement may be terminated early by mutual agreement of both parties;

10.2.3 If one party commits a material breach and does not rectify the breach within 30 days after being notified, the non-breaching party has the right to terminate the agreement;

10.2.4 Either party may terminate the agreement in case of force majeure that makes it impossible to continue performing the agreement.

11 Dispute Resolution

11.1 Any dispute arising from or in connection with this agreement shall be resolved through friendly negotiation between both parties;

11.2 If the negotiation fails, either party may file a lawsuit with the court that has jurisdiction over the location where the agreement was signed;

11.3 During the dispute resolution process, both parties shall continue to perform other obligations under the agreement, except for the disputed matters.

12 Other Provisions

12.1 Notifications and Delivery

12.1.1 Any notifications under this agreement shall be in writing and delivered via express, email, or fax to the address specified in the agreement;

12.1.2 If either party changes their contact details, they shall notify the other party in writing in a timely manner.

12.2 Entire Agreement

This agreement and its attachments constitute the complete agreement between the parties regarding this project and replace any prior oral or written agreements, understandings, and arrangements.

12.3 Severability

If any provision of this agreement is deemed invalid or unenforceable, it will not affect the validity of the other provisions.

12.4 Force Majeure

In case of force majeure that prevents the performance of the agreement, the affected party shall immediately notify the other party and provide relevant proof within 15 days. After the force majeure event ends, both parties shall negotiate whether to continue performing the agreement.

12.5 Attachments

The attachments to this agreement are an integral part of the agreement and have the same legal effect as the main body of the agreement.

12.6 This agreement is made in quadruplicate, with each party holding two copies, all of which are of equal legal effect.

12.7 Relationship of Parties: Party B is an independent contractor, and nothing in this Agreement shall be construed to create a partnership, joint venture, agency, or employment relationship between Party A or Party C and Party B or its Project Team.

(End of the main text)

(Below is the signature page of the agreement)

Party A (Seal): InnoSphere Tech Inc.

Legal Representative or Authorized Representative (Signature):

Date:

Party B: [Name of Service Provider]

Date:

Party C (Seal): Prestige Wealth Inc.

Legal Representative or Authorized Representative (Signature):

Date:

Appendix 1: Confidentiality Agreement

Party A: InnoSphere Tech Inc. (hereinafter referred to as “Party A”)

Party B: [Name of Service Provider]

Considering that Party A and Party B are cooperating on the MGAI Privatization Large Model System Construction Project (hereinafter referred to as “the Project”), under the terms of the Project Outsourcing Agreement to which this Appendix is attached (the “Main Agreement”), and during the collaboration, there is a need to disclose trade secrets and other confidential information, both parties, after friendly consultation, have reached the following agreement regarding confidentiality:

1 Definition of Confidential Information

1.1 Confidential Information refers to any information disclosed by one party (“Disclosing Party”) to the other party (“Receiving Party”) which is explicitly marked or indicated as confidential at the time of disclosure. Confidential Information includes, but is not limited to:

●	Technical Information: Including but not limited to algorithms, model architectures, code, technical plans, system designs, data processing methods, etc.

●	Business Information: Including but not limited to business plans, marketing strategies, client lists, financial data (including non-public financial results or projections), pricing information, supplier information, strategic partnerships, etc.

●	Operational Information: Including but not limited to organizational structure, personnel allocation, internal processes, management methods, etc.

●	Data Information: Including but not limited to business data, user data, transaction data, statistical data, etc.

●	Documents and Materials Related to the Project: Including but not limited to all project-related documents, materials, meeting records, discussions, etc.

●	Information Regarding Party C’s Securities: Any non-public information concerning Party C’s securities, financial condition, results of operations, or future prospects.

1.2 Exceptions to Confidential Information: Information that is not considered confidential includes:

●	Information that is publicly known at the time of disclosure;

●	Information that becomes publicly known after disclosure, through no fault of the Receiving Party;

●	Information that the Receiving Party legally possessed before disclosure and without confidentiality obligations;

●	Information obtained by the Receiving Party from a third party with the right to disclose it, without any confidentiality obligations;

●	Information that the Receiving Party independently develops and can provide evidence to prove it.

2 Confidentiality Obligations

2.1 The Receiving Party shall strictly maintain the confidentiality of the Disclosing Party’s confidential information and shall:

●	Take protective measures that are at least as stringent as those used to protect its own confidential information, and shall not be lower than reasonable protection standards;

●	Use the confidential information solely and exclusively for the purpose of performing its obligations or exercising its rights under the Main Agreement (the “Permitted Purpose”);

●	Disclose confidential information only to its employees, officers, directors, agents, or consultants (collectively, “Representatives”) who have a strict need to know the information for the Permitted Purpose, provided that such Representatives are bound by written confidentiality obligations or professional duties of confidentiality that are no less protective than those contained herein, and provided further that the Receiving Party shall remain fully liable for any breach of this Agreement by its Representatives;

●	Not disclose any confidential information to any third party without the prior written consent of the Disclosing Party, except as expressly permitted in Clause 2.4.

2.2 The Receiving Party must immediately notify the Disclosing Party upon discovering or suspecting that the confidential information has been used, copied, or disclosed without authorization and take all necessary measures to prevent further unauthorized use or disclosure and mitigate the consequences thereof.

2.3 Upon the earlier of (i) written request from the Disclosing Party at any time, or (ii) the termination or expiration of the Main Agreement, the Receiving Party shall promptly:

●	Stop using the confidential information for any purpose;

●	At the Disclosing Party’s election, either return to the Disclosing Party or destroy all documents, materials, and copies containing the confidential information in its possession or control;

●	Irretrievably delete the confidential information from any storage medium or system under its possession or control;

●	Provide written certification signed by an authorized officer of the Receiving Party that the confidential information has been handled as required by this Clause 2.3.

Notwithstanding the foregoing, the Receiving Party may retain one copy of the Confidential Information solely as required by applicable law, regulation, or bona fide internal document retention policies, provided that such retained information remains subject to the confidentiality obligations of this Agreement indefinitely.

2.4 Permitted Disclosures: Nothing in this clause 2 shall prohibit or restrict either party disclosing any Confidential Information in the following instances:

2.4.1 Making necessary filings with the U.S. Securities and Exchange Commission or any foreign equivalent regulatory body, any stock exchange or automated quotation system (e.g., NYSE, Nasdaq, HKEX, etc.), or any other governmental or regulatory authorities (collectively, “Regulatory Authorities”), which shall include, without limitation, publicly disclosing or filing the Main Agreement and/or this Agreement if required as a “material contract” or otherwise in accordance with applicable securities laws, rules, or applicable stock exchange regulations;

2.4.2 Complying with applicable laws, rules, regulations, court orders, subpoenas, or similar legal process, or submitting information to governmental or Regulatory Authorities; provided that if the Receiving Party is legally required (other than pursuant to routine supervisory or examination requirements by a Regulatory Authority) to disclose Confidential Information of the Disclosing Party, the Receiving Party shall, to the extent legally permissible and practicable:

●	Provide the Disclosing Party with prompt written notice of such requirement prior to disclosure so that the Disclosing Party may seek a protective order or other appropriate remedy;

●	Disclose only that portion of the Confidential Information which it is legally required to disclose; and

●	Use reasonable efforts to cooperate with the Disclosing Party (at the Disclosing Party’s expense) to obtain assurances that confidential treatment will be accorded to such information.

3 Special Confidentiality Requirements

3.1 Data Security Specific Provisions:

●	Party B shall not transmit any data of Party A outside the project implementation environment;

●	Party B shall not perform any unauthorized analysis, mining, or use of Party A’s data;

●	Sensitive data of Party A (e.g., customer information, transaction data) must be processed in a secure environment designated by Party A and follow the principle of “least necessary access”;

●	Both parties shall establish a data security emergency response mechanism, and immediately activate the emergency plan in the event of a data security incident.

3.2 Personnel Security Management:

●	Party B shall ensure that all its Representatives exposed to Party A’s confidential information are informed of the confidential nature of the information and the terms of this Agreement, and have signed individual confidentiality commitments consistent with or stricter than the terms herein;

●	When personnel involved in the project change, all relevant materials and access permissions should be promptly revoked;

●	Party B’s project team members must undergo security background checks by Party A.

3.3 System Access Control:

●	Implement strict access controls for systems containing confidential information;

●	Establish a complete process for requesting, approving, modifying, and deactivating access permissions;

●	Regularly audit system access logs and address any anomalies in a timely manner.

4 Intellectual Property

4.1 This agreement does not transfer or grant any intellectual property rights. The Receiving Party does not acquire any rights to the Disclosing Party’s confidential information unless explicitly agreed in a separate written agreement.

4.2 The intellectual property rights arising during the course of the Project shall be subject to the relevant provisions of the Main Agreement.

5 Confidentiality Period

5.1 This agreement shall become effective upon signature and seal by both parties and shall remain in effect until the later of:

●	Five years after the termination of the Main Agreement; or

●	The time when the relevant confidential information has lawfully become publicly known.

5.2 After the termination of this agreement, the obligations under Article 2, Article 4, and Article 6 shall remain valid.

6 Breach of Contract Liability

6.1 Any party that violates the confidentiality obligations of this agreement shall pay a penalty of USD 1,000,000 (One Million US Dollars) to the non-breaching party.

6.2 If the actual loss caused by the breach exceeds the penalty amount, the breaching party shall also compensate for the additional loss, including but not limited to direct loss, indirect loss, attorney fees, litigation fees, and other reasonable expenses.

6.3 Payment of the penalty does not affect the non-breaching party’s right to request the breaching party to continue performing the contract or to seek other remedies.

7 Other Provisions

7.1 This agreement shall be governed by and interpreted in accordance with the laws of Singapore.

7.2 Any dispute arising from or in connection with this agreement shall be resolved through friendly negotiation between the parties. If the negotiation fails, either party may file a lawsuit with the people’s court having jurisdiction over the location where the contract was signed.

7.3 Any matters not covered by this agreement shall be negotiated by both parties and may be included in a supplementary agreement. The supplementary agreement shall have the same legal effect as this agreement.

7.4 This agreement is executed in quadruplicate, with each party holding two copies, all of which are of equal legal effect.

Party A (Seal): InnoSphere Tech

Legal Representative or Authorized Representative (Signature):

Date:

Party B : [Name of Service Provider]

Date: